Exhibit 99.1

NeuroSense Announces Statistically Significant 65% Reduction in Risk of Death and Greater than 14-Month Median Survival Benefit with PrimeC in ALS

CAMBRIDGE, Mass., Feb. 18, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today announced the availability of additional long-term survival data from its previously completed PARADIGM Phase 2b clinical trial evaluating PrimeC in patients with amyotrophic lateral sclerosis (ALS).

The updated analysis, based on extended follow-up, demonstrates a clinically meaningful and statistically significant improvement in overall survival for patients treated with PrimeC, compared to those initially assigned to placebo.

According to Kaplan–Meier survival estimates, patients who received PrimeC continuously during both the double-blind and open-label phases achieved an estimated median survival of 36.3 months, compared to 21.4 months for patients initially assigned to placebo during the double-blind phase and crossing over to active treatment during the open label extension. This represents over 14-month improvement and approximately a 70% increase in median survival. The survival benefit was sustained over time, with consistent separation between treatment arms throughout the follow-up period.

A log-rank test comparing survival curves demonstrated statistical significance (p = 0.0218).

Further analysis using a Cox proportional hazards model showed that PrimeC treatment was associated with a 65% reduction in the risk of death compared to placebo (hazard ratio: 0.35; 95% CI: 0.17–0.71; p = 0.0037), after adjusting for baseline risk factors.

“The long-term survival data further validate the magnitude and durability of PrimeC’s effect in ALS and reinforce its potential as a disease-modifying therapy,” said Alon Ben-Noon, CEO of NeuroSense. “A 65% reduction in the risk of death and a statistically significant extension in median survival of over 14 months represent a clinically meaningful benefit of notable magnitude in ALS. We believe these findings substantially strengthen the clinical and regulatory foundation as we advance toward late-stage development.”

The PARADIGM Phase 2b trial was a randomized, double-blind, placebo-controlled study designed to evaluate the safety and efficacy of PrimeC in 68 people living with ALS. Participants were administered PrimeC or placebo at a 2:1 ratio, respectively, for the six-month double-blind part. NeuroSense previously reported positive top-line results from the trial, including statistically significant slowing of disease progression and favorable safety and tolerability. The newly reported survival findings represent additional meaningful data generated from the same completed study, further enhancing the overall data package supporting PrimeC.

NeuroSense continues to engage with regulatory authorities regarding the advancement of PrimeC into pivotal late-stage development and believes these findings add important long-term clinical context to previously reported efficacy results.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and AD, that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of regulatory filings, meetings and regulatory decisions. Further, certain forward-looking statements, including statements regarding future development of PrimeC, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding outcomes and the timing of current and future clinical trials; the risk the PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183

3